Exhibit 1

Directors and Officers of Beretta Holding S.A.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Pietro Gussalli Beretta, Director and President and Chief Executive Officer	President and Chief Executive Officer of Beretta Holding S.A.	9 rue Sainte Zithe, L-2763, Luxembourg	Italy

Franco Gussalli Beretta, Vice-President and Director	Vice President of Beretta Holding S.A.	9 rue Sainte Zithe, L-2763, Luxembourg	Italy

Robert Eckert, General Manager	General Manager of Beretta Holding S.A.	9 rue Sainte Zithe, L-2763, Luxembourg	Germany

Ugo Gussalli Beretta, Director	Entrepreneur	Via Pietro Beretta 18, 25063, Gardone Val Trompia, Brescia, Italy	Italy

Michael Joseph Bayer, Director	President, Dumbarton Strategies LLC	3130 Dumbarton St NW, Georgetown, DC 20007	USA

Guy Marie Albert Fernand Harles, Director	Founding Partner and former Chairman of Arendt & Medernach S.A.	41 A, Avenue J.F. Kennedy, 2082, Luxembourg	Luxembourg